FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104
USA
215.299.6000
fmc.com

October 30, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: Al Pavot and Jeanne Baker, Division of Corporation Finance, Office of Industrial Applications and Services

Re:    FMC CORP
10-K filed February 27, 2024 File No. 001-02376

Dear Mr. Pavot and Ms. Baker:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Andrew D. Sandifer, Executive Vice President and Chief Financial Officer of FMC, dated October 21, 2024 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Item 2.02 Form 8-K filed July 31, 2024
Exhibit 99.1

Second Quarter 2024 Highlights, page 1
1.We note you present trends associated with the non-GAAP measures adjusted EBITDA and adjusted earnings per diluted share within the bullet points for the Second Quarter 2024 Highlights. Please also present the trends associated with consolidated GAAP net income and net income per diluted share. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Company’s Response:
In accordance with the Staff's comment, in our future filings including the bullet points in our Highlights on Exhibit 99.1, when a trend is included for a non-GAAP measure, we will include trends associated with the closest comparable GAAP measure. Specifically, trends associated with adjusted EBITDA and adjusted earnings per diluted share will be accompanied by trends for consolidated GAAP net income (loss) and net income (loss) per diluted share in our future filings.

Reconciliation of Net Income (loss) Attributable to FMC Stockholders (GAAP) To Return on Invested Capital, page 5
2.We note your calculation of ROIC uses a non-GAAP measure in the numerator. Please also present ROIC using net income (loss) attributable to FMC stockholders. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Company’s Response:
In accordance with the Staff's comment, in our future filings, we will include a row presenting return on invested capital (“ROIC”) calculated using the GAAP numerator in addition to the row calculating ROIC using the non-GAAP numerator within the reconciliation of net income (loss) attributable to FMC stockholders to ROIC in Exhibit 99.1.

Form 10-Q for the Six Months Ended June 30, 2024

Free Cash Flow Reconciliation, page 47
3.Your free cash flow presentation includes a subtotal, adjusted cash flows from operations, which excludes Project Focus transformation spending. The exclusion of this spending appears inconsistent with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Please advise or revise your presentation accordingly.
Company’s Response:
We recognize the Staff’s comment that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Please note that we consider “Free cash flow” (not “Adjusted cash from operations”) to be our non-GAAP liquidity measure. In our Q2 2024 Free cash flow reconciliation, our intent was to reclass our Project Focus transformation spending, which is accounted for in our cash provided (required) by operating activities of continuing operations (GAAP), to reflect it within our “Legacy and transformation”, and in doing so have no net impact on our cash provided (required) by operating activities of continuing operations (GAAP) or Free cash flow (non-GAAP). However, we note the Staff's comment, and, in our future filings, we will remove the Adjusted cash from operations subtotal from our Free cash flow reconciliation included in our periodic reports. We will not otherwise present the non-GAAP financial measure of “Adjusted cash from operations” in our periodic reports.
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Please do not hesitate to contact me at 215-299-6022 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Andrew D. Sandifer

Andrew D. Sandifer
Executive Vice President and Chief Financial Officer

Cc:	Nicholas Pfeiffer	FMC Corporation, Vice President, Corporate Controller and Chief Accounting Officer
	Michael Reilly	FMC Corporation, Executive Vice President, General Counsel and Chief Compliance Officer and Secretary
	John Walker	KPMG LLP, Partner
	Robert Friedel	Troutman Pepper LLP, Partner